UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

1.

News Release November 23, 2004: Third Shipment of Gold Ore has left Nalunaq

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE:  November 23rd , 2004

TRADING SYMBOL:

TORONTO & OSLO:  CRU FRANKFURT:  KNC, OTC-BB-other:  CRUGF

N E W S  R E L E A S E

Third Shipment of Gold Ore has left Nalunaq

LONDON, United Kingdom, DATE: November 23rd, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF).

Crew Gold Corporation (Crew, “the company”) is pleased to report that the bulk carrier MV Spar Jade left Nalunaq on November 22nd, carrying approximately 28,200 tonnes of gold ore on board.  This is in line with plan.

Estimated arrival in Aviles in Spain is November 27th. Off loading and transfer to the Rio Narcea (El Valle) plant will start immediately after arrival in Aviles.

The processing campaign will be concluded before Christmas.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268755) or by email to enquiries@crewgold.com

For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com